# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grindr Inc., CIK 0001820144
CUSIP: 39854F119
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 750 N. San Vicente Boulevard, STE RE1400, West Hollywood, California (CA), 90069
Date of event which requires filing of this statement: 11/26/2025
Amends the filing with accession number 0001140361-22-043284
Filed by CIK 0001833678
Persons authorized to receive notices and communications: G. Raymond Zage, III, Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore, Singapore (U0), 049315, 65 6808 6288

## Reporting persons
- Tiga Investments Eighty-Eight Pte Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 85,926,333; shared voting power 0; sole dispositive power 85,926,333; shared dispositive power 0; aggregate amount beneficially owned 85,926,333 (46.5% of the class)
  Comment: The percentage used herein is calculated based on 184,734,121 shares of the Common Stock of the Issuer reported on the Issuer's Form 10-Q filed on November 6, 2025.
- Tiga Investments Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 85,926,333; shared voting power 0; sole dispositive power 85,926,333; shared dispositive power 0; aggregate amount beneficially owned 85,926,333 (46.5% of the class)
  Comment: The percentage used herein is calculated based on 184,734,121 shares of the Common Stock of the Issuer reported on the Issuer's Form 10-Q filed on November 6, 2025.
- Big Timber Holdings, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 1,060,507; shared voting power 0; sole dispositive power 1,060,507; shared dispositive power 0; aggregate amount beneficially owned 1,060,507 (0.6% of the class)
  Comment: The percentage used herein is calculated based on 184,734,121 shares of the Common Stock of the Issuer reported on the Issuer's Form 10-Q filed on November 6, 2025.
- Zage George Raymond III (CIK 0001833678): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 94,720,123; shared voting power 0; sole dispositive power 94,720,123; shared dispositive power 0; aggregate amount beneficially owned 94,720,123 (51.3% of the class)
  Comment: The percentage used herein is calculated based on 184,734,121 shares of the Common Stock of the Issuer reported on the Issuer's Form 10-Q filed on November 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Grindr Inc.
Address of issuer's principal executive offices: 750 N. San Vicente Boulevard, STE RE1400, West Hollywood, California (CA), 90069
Comment: This Amendment No. 8 (this "Amendment) to the Schedule 13D filed by the Reporting Persons on November 28, 2022, as amended from time to time ("Schedule 13D") relates to the Common Stock, par value $0.0001 per share (the "Common Stock") of Grindr Inc., a Delaware corporation (the "Issuer" or "Grindr"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following text:

On November 26, 2025, Mr. Zage and Mr. Lu (the "Proposing Shareholders") responded to the special committee of the Issuer's board of directors' (the "Special Committee") decision to cease engagement with the Proposing Shareholder's regarding the Proposal.

The Special Committee indicated that this determination was made due to uncertainty around the financing for the Proposal. Over the past several weeks, there was regular engagement and negotiation around the signing of a confidentiality agreement to allow the Proposing Shareholders team of financial advisors to conduct confirmatory due diligence in order to finalize a committed debt facility for the going private transaction. The Proposing Shareholders secured significant expressions of interest, in multiple cases unsolicited, to participate in acquisition financing, including multiple highly confident letters as well as contributions in the form of senior debt, hybrid securities and equity. The Proposing Shareholders also indicated to the Special Committee a willingness for the acquisition to be subject to obtaining the approval of a majority of the disinterested shareholders in this take-private transaction.

The Proposing Shareholders also are aware of the following considerations:

1) The Issuer recently reported outstanding performance in its most recent third quarter financial results, as noted by the Special Committee, and that they feel, as the Proposing Shareholders do, very confident in the Issuer's ability to create significant value for shareholders.

2) Research has recently been published after the third quarter earnings from a number of investment banks who have price targets for the Issuer that are significantly higher than the proposed $18.00 per share acquisition price.

3) The Issuer's board of directors has approved and the Issuer has completed a considerable volume of share repurchases during the course of 2025 at prices in excess of the proposed $18.00 per share acquisition price.

4) The senior management of the Issuer has a preference for the Issuer to remain a public Issuer.

5) The Issuer currently has one of the lowest ratios of net debt to EBITDA in the Proposing Shareholders' history of ownership, with significant free cash flow growth. These facts, coupled with the Issuer's history of deleveraging multiple times is what generated the significant financing interest for the Proposal-but it is also possible for the Issuer to utilize its balance sheet and cash flow strength to undertake a large and incremental repurchase of Issuer shares while remaining a public company.

As a result of these considerations, and the feedback from the Special Committee and their termination of engagement on the Proposal, the Proposing Shareholders are withdrawing the Proposal. The Proposing Shareholders have informed the Special Committee by letter that they have determined not to proceed with the Proposal, they are terminating any further discussions with the Special Committee and the Issuer regarding the Proposal and that the Proposal is withdrawn with immediate effect. Mr. Zage's intention, in lieu of a bid to privatize the Issuer, is to continue to purchase additional shares of the Issuer in the market. This will be subject to the Issuer's existing trading policies and approvals, and subject to trading windows. Mr. Zage will also strongly recommend to the Issuer's management and board of directors to take all necessary steps to materially increase the size of the Issuer's share repurchase plans and more broadly its commitment to providing returns for shareholders, which at some point may also include dividends.

The Proposing Shareholders will also look to engage constructively with management on the ongoing growth and development of the Global Gayborhood in your Pocket, including the already announced initiatives such as tele-medicine, but also in additional vertical opportunities that might be considered in the future including travel, media, AI, cryptocurrency and more. The Issuer has a unique and important role for its customers and the community it serves-the Proposing Shareholders look forward to many years of continued growth and strong financial performance.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of this Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

Tiga 88, Tiga Investments, Big Timber and Mr. Zage beneficially own an aggregate of 85,926,333, 85,926,333, 1,060,507, and 94,720,123 shares of the Issuer's Common Stock, respectively, which represents approximately 46.5%, 46.5%, 0.6% and 51.3% of the Issuer's issued and outstanding Common Stock, respectively, consisting of 184,734,121 shares of the Common Stock of the Issuer reported on the Issuer's Form 10-Q filed on November 6, 2025.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.
Transactions in the class effected during the past sixty days:
Item 5(c) of this Schedule 13D is hereby amended and restated as follows:

Reporting Person Mr. Zage, as sole equityholder in Tiga Investments, which is the sole equityholder in Tiga 88, and the Manager and sole member of Big Timber, has sole power to vote or direct the vote of 94,720,123 shares and sole power to dispose or direct the disposition of 94,720,123 shares of the Issuer's Common Stock, subject to the information incorporated by reference into this Item 5.

## Signatures
- Tiga Investments Eighty-Eight Pte Ltd: /s/ G. Raymond Zage, III, Director (11/26/2025)
- Tiga Investments Pte. Ltd.: /s/ G. Raymond Zage, III, Director (11/26/2025)
- Big Timber Holdings, LLC: /s/ G. Raymond Zage, III, Member (11/26/2025)
- Zage George Raymond III: /s/ G. Raymond Zage, III, Zage George Raymond III (11/26/2025)